

June 5, 2018

Ziv Sapir
Comrit Investments 1, LP
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101

> **Re:** **Cole Office & Industrial REIT (CCIT II), Inc.**
> **Schedule TO-T**
> **Filed May 22, 2018 by Comrit Investments 1, Limited Partnership**
> **File No. 005-90480**

Dear Mr. Sapir:

We have reviewed your response to our comment letter of May 30, 2018, and have the following comment. Please respond to this letter by amending the filing. If you do not believe our comment applies to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

Schedule TO-T

1. We have reviewed the reply to our comment dated May 30, 2018, and are unable to concur with the conclusion that Class A and Class T are not separate "classes" of common stock. Aside from the obvious factual distinction in name, the Class A and Class T common stock are separate classes of stock according to the Company's own disclosure. For example, the Company's most recent Form 10-K, filed March 30, 2018, and to which you refer, states the following in the notes to its financial statements on page F-14: "The Company has two classes of common stock. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which results in different earnings per share for each of the classes." As another example, the Company, in its most recent proxy statement, filed April 12, 2018, clearly presents the beneficial ownership of its Class A and Class T common stock in separate columns. While we appreciate the equitable arguments you make for treating the two classes of common stock as one for purposes of the tender offer, the term "class," in this instance, is not open to interpretation. Consequently, your response is insufficient to overcome the regulatory framework and codified disclosure requirements of Section 14(d) and Regulations 14D and 14E, which, as we stated previously, apply on a class-by-class basis. We have no objection, however, to you amending this Schedule TO and simultaneously conducting two parallel tender offers for the two classes of common stock.

* * *

We remind you that the Purchaser is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Amos W. Barclay, Esq.